P.E. 12-31-04

MEDICAL PROPERTIES TRUST INC



[keeping



2004 ANNUAL REPORT

Financial


MPW
LISTED
NYSE

History in the making

Less than two years after the company's formation, shares of Medical Properties Trust, Inc. were listed on the New York Stock Exchange on July 7, 2005, under the symbol MPW. In celebration of the historic event, company officers and directors were invited to ring the opening bell on August 3, 2005. Pictured, from left: Robert E. Holmes, R. Steven Hamner, Michael G. Stewart, NYSE President Catherine R. Kinney, Edward K. Aldag, Jr., William G. McKenzie, Emmett E. McLean, and Philip Summerlin.

Competitive dividends, poised for growth

MPT has declared dividends in every quarter following its April 2004 private offering. The most recently declared quarterly dividend of $0.17 per common share reflected a yield exceeding 6.2%. As the healthcare facilities that are presently under development are completed and placed in service (see the chart labeled *Value of Closed Transactions* at right), additional funds from operations from which dividends may be paid are expected.



Value of Closed Transactions
[In Millions]
239.6
175.6
241.6
177.6
261.8
197.9
364.1
236.1
3Q '04
4Q '04
1Q '05
2Q '05
Total Revenue Per Quarter
[In Millions]
5.0
+16.2%
5.9
+10.7%
6.5
+11.7%
7.2
3Q '04
4Q '04
1Q '05
2Q '05
Funds From Operations Per Quarter
[In Millions]
3.6
+14.9%
4.1
+8.3%
4.4
+20.7%
5.4
3Q '04
4Q '04
1Q '05
2Q '05
Including Amounts Committed to Development Projects
Income Producing Investments

	For the Three Months Ended June 30, 2005	For the Three Months Ended March 31, 2005	For the Year Ended December 31, 2004	For the Period from Inception (August 27, 2003) to December 31, 2003
Total investments - at cost	$286,650,075	$234,627,735	$201,914,362	$ 166,301
Total revenue	$ 7,241,777	$ 6,480,528	$ 10,893,459	—
Net income (loss)	$ 4,379,811	$ 3,559,934	$ 4,576,349	$ (1,023,276)
Funds from operations	$ 5,353,807	$ 4,402,341	$ 6,093,879	$ (1,023,276)
Per share amounts				
Net income (loss)	$ 0.17	$ 0.14	$ 0.24	$ (0.63)
Funds from operations	$ 0.21	$ 0.17	$ 0.32	$ (0.63)
Dividends declared	$ 0.16	$ 0.11	$ 0.21	—

Unlocking the value of [real] assets

Building on experience

Medical Properties Trust began with a clear goal. We wanted to build a company that would provide investors with an opportunity to participate, through investment in real estate, in the largest sector of the U.S. economy – healthcare. Although there are many investment opportunities on the fringes of the healthcare real estate industry, we wanted to get to the heart of healthcare by investing in medical facilities in which medicine is practiced. To do this right, we needed a management team that understands healthcare from the inside out.



As we put this management team together, we looked for depth of experience in healthcare operations. And we found it in a senior management team comprised of five individuals with substantial experience – with an average of approximately 15 years in the healthcare industry – including healthcare operations and administration, physician practice management and physician/hospital relations, as well as service in executive positions for hospitals, other healthcare providers and REITs. Our founders – Ed Aldag, Emmett McLean, Steve Hamner and Gil McKenzie – worked together day in and day out for approximately three years to launch the Company. In late 2004, we added Mike Stewart as general counsel to an already very strong management team. Mike's extensive experience in managed care continues to compliment a staff of approximately 18 healthcare experts. This experience enables us to offer innovative acquisition and net-lease structures that appeal to a variety of healthcare operators, and favorably positions Medical Properties Trust to take advantage of the significant opportunities available in healthcare real estate.

We are fully aware that healthcare is a local business. When we underwrite any facility, we start by asking questions about the local market. Is this facility needed in its market? Can it be profitable? What are the barriers to entry for competitors? And, perhaps most importantly, do we have the support of the local

With an average of fifteen years experience in healthcare operations and real estate, the senior management team positions MPT for exceptional growth.

physicians for this facility? We understand that most healthcare facilities are dependent upon the commitment of the physicians who will practice medicine there. We also ask about the experience of the operators. We want to work with management teams with backgrounds and experience in operating the particular types of facilities that we are acquiring or developing. When we can combine all of these ingredients, we have the recipe for a successful project.

In April 2004, we completed our first equity offering, which netted the company approximately $233 million. From April of last year through June 30th of this year, we closed transactions valued at more than $364 million for the acquisition and development of rehabilitation hospitals, long-term acute care hospitals and general acute care hospitals, some with integrated medical office buildings. We also made an acquisition loan for one of our tenants to acquire the operations at six of our facilities. This type of transaction allows us to best capitalize on our healthcare expertise and to earn above average returns.



Emmett McLean, Steve Hamner, Ed Aldag, Mike Stewart, Gil McKenzie

In late 2004, we closed two credit facilities that gave us access to approximately $118 million in financing. On July 7, 2005, we completed our Initial Public Offering which culminated with additional proceeds to the Company of approximately $128 million – and with the listing of our common stock on the New York Stock Exchange under the symbol MPW – a very exciting day in our brief history.

Since completing our private offering in April 2004, we have declared a dividend on our common stock in every quarter, including $0.10 in the third quarter of 2004, $0.11 in the fourth quarter of 2004, $0.11 in the first quarter of 2005, and $0.16 in the second quarter of 2005. On August 18th, we announced a dividend of $0.17 per share, payable in September 2005. This dividend is



being generated with only about two-thirds of the Company's assets producing funds from operations. The other one-third of our assets are deployed in development projects that have yet to begin generating income, but they will soon, and this is good news for our stockholders.

We understand the importance of paying close attention to all the properties we invest in. That's why our asset management department is diligent about reviewing operating statistics daily and weekly, as well as financial statements on a monthly and quarterly basis. We are constantly monitoring not only the performance of our tenants, but the real and expected changes in healthcare regulations and trends, so that we can be proactive, not reactive, with our tenants.

We are encouraged by the strong operating performance of our tenants to date. One of the key measurements of the Company's credit strength is its tenants' earnings before interest, taxes, depreciation, amortization and rent (or, EBITDAR). The EBITDAR reported by MPT's tenants for the second quarter of 2005 resulted in a weighted average lease coverage of more than 250 percent, which is very strong.

Vibra Healthcare in particular – MPT's largest tenant – continues to exceed expectations. Vibra's management team is comprised of some of the most experienced operators of rehabilitation and long-term acute care hospitals in the country, a team that has worked together at various times over the past 15 years. Since completing the acquisition of hospital operations at the Vibra facilities, Vibra has reported increased EBITDAR in those hospitals of more than 50 percent. Vibra continues to be a valuable partner in MPT's growth strategy, as well as positive proof that Medical Properties Trust's investments in the future of healthcare are already paying significant dividends.

Medical Properties Trust has begun to make a name for itself in the industry in a very short time. I believe the company is well on its way to being recognized as one of the real leaders in financing for medical facilities across the country. As the demand for better and more technologically advanced facilities continues to grow, and as healthcare operators feel the need to redeploy their capital from real estate to operations for greater profitability, MPT will be there to provide the needed capital to the hospital industry.

The good news about MPT is that the news just keeps getting better and better. Our management team fully understands that we work for our shareholders, and we will continue to strive to increase your current returns, build your wealth, and protect your capital. We appreciate the trust and confidence you have shown in us, and we look forward to another successful year in 2005 and beyond.

Sincerely,



Edward K. Aldag, Jr.
Chairman, President and CEO



Growing together

Putting physicians [BACK] in the *driver's* seat.

Before medicine became big business, and healthcare systems began to take control of hospitals across the country, healthcare was almost always a local initiative. Doctors living and practicing in their community played key roles in hospital operations and made decisions based on the needs of their patients. Tom Gallagher thinks those days of physician-driven healthcare are poised for a major comeback.

Gallagher is CEO of GP Medical Ventures ("GPMV"), a Nashville-based firm with solid experience in the healthcare business and a special vision. With $64 million in financing from Medical Properties Trust, his company is building a new community acute care hospital and medical office building in Houston, Texas, in partnership with more than 80 physicians who practice in the area. "Houston Town & Country Hospital represents a new breed of community hospitals which are replacing antiquated and inefficient facilities built back in the 1950s, '60s and '70s, when the primary driver of hospital business was inpatient visits. Then, virtually 100 percent of patients were admitted for treatment," Gallagher noted. "Today, the average hospital treats more than 60 percent of its patients on an outpatient basis. We see this trend continuing," he predicted, "because physicians and their patients are increasingly demanding smaller, more efficient hospitals that offer greater convenience and high levels of patient care."



Tom Gallagher

CEO | GP Medical Ventures

developers of Houston Town & Country Hospital

"What our company is doing harkens back to earlier times, when hospitals were often developed by physicians. A number of highly specialized hospitals have emerged this way in the past four or five years, but not many general acute care hospitals like Town and Country," he noted. "Our physician ownership approach to the business seemed to fit well with Ed Aldag's strategy for MPT's portfolio. Just as importantly, MPT showed us they understood the physician joint venture business better than most of the potential financial partners we had considered."

Gallagher spent the first half of his career with investment banking and venture capital firms, doing healthcare finance and investment transactions. He has spent the past 13 years running outpatient surgery centers in partnerships with local physician partners and a managed care company. The success of those partnerships led him to create a similar business model when he helped form GP Medical Ventures three years ago. Our plan is to partner with physicians in attractive markets to own and operate general acute care hospitals. Because there is no substitute for high quality physician partners, there are no geographic limits to what we do," Gallagher explained. "We picked Houston initially for the physicians and their fine reputations – they were the first to make a financial commitment and say, 'let's make it happen.' The physicians are the majority owners and the medical partners – we are the minority owners and the business partners. Our management team has spent most of our careers refining this type of physician-driven business relationship. We found it works pretty well."

"Medical Properties Trust also made a commitment to work in partnership with us, to supply the capital needed to implement our plan. We're very pleased with what has transpired thus far," Gallagher added. "Over the last year and a half, we have developed a solid working relationship, a high level of confidence, mutual respect and trust with the MPT team. I will definitely take more deals to them in the future."

Shaping up the heart

Practicing as a cardiologist and board certified in internal medicine and cardiology, Prem Reddy, M.D. of Victorville, California, not only knows how to gauge the hearts of his patients – he also knows how to operate a hospital efficiently, compassionately and profitably. Over the past few years, he has earned an impressive reputation as a turnaround specialist for under performing medical facilities.

In 1994, Dr. Reddy founded Desert Valley Hospital in Victorville and led it to achieve "accreditation with commendation" in its first year of operation from the Joint Commission on Accreditation of Healthcare Organizations. The entrepreneurial Dr. Reddy later sold the hospital along with 20 medical groups that he had helped establish as part of the PrimeCare network that once generated annual net revenues of nearly a half billion dollars. PrimeCare was sold to Phycor, Inc., a physician practice management company that ultimately went bankrupt, and in the ensuing years, Desert Valley Hospital struggled to survive. But, within 18 months of returning as chairman of Desert Valley's board in 2001, the hospital was back in the black and Dr. Reddy's team was drawing up plans for expansion.

As he considered sources of funding, he interviewed a number of national lenders, including Medical Properties Trust. Dr. Reddy took note that MPT's CEO, Ed Aldag, came to the very first presentation. "I was impressed that we could talk to the top guy without going through hoops," Dr. Reddy said. "The second thing, he was flexible. He looked carefully at our particular needs." After talking with many potential sources of financing, Dr. Reddy chose MPT.

He was impressed to find how quickly MPT moved compared to other lending institutions, despite a "pretty rigorous amount" of

[O F   A   H O S P I T A L]

due diligence. "When I had dealt with a big conglomerate, it took almost two years to consummate the deal. With MPT, it took only six months," Dr. Reddy said. "There are just too many layers in other REITs that I have done business with," he observed. MPT purchased the Victorville facilities for $28 million on February 28, 2005. The company also entered into a commitment to provide up to $20 million to expand the hospital. These funds will be used to add about 35 medical surgery beds and 12 ICU beds primarily for Desert Valley's cardiac surgery program. In the meantime, this facility, which was cited by Solucient Publications as one of the nation's "100 Top Hospitals" for 2003, continues to be a model for success.


Physicians drive healthcare.

PREM REDDY, M.D., CHAIRMAN | Desert Valley Hospital

– cited as one of the nation's "100 Top Hospitals" for 2003

Last October, Dr. Reddy's team took over the management of Chino Valley Medical Center in Chino, California, which was in bankruptcy. "We're doing the same things at Chino that we did to turn around Desert Valley," Dr. Reddy noted, "and we should come out of bankruptcy later this summer. Then, we plan to acquire the operations that we are now managing, using MPT to provide the real estate financing. They respect me and I respect them, and I hope we continue to do more deals together."

Helping Vibra [E X C E E D] expectations



Brad Hollinger knows health-care. Over the past 20 years, he has developed, owned and operated medical rehabilitation hospitals and senior care facilities throughout the United States. Recently, he started a whole new healthcare venture – because the timing seemed absolutely right, and he had a valuable connection.

"Forty-six million people are now approaching mid-life," Hollinger points out. "As they continue to age over the next 20 to 30 years, the demand for multiple options in the healthcare business will accelerate." He cites a recent story in *USA Today* which said the U.S. is getting old so fast that seniors will outnumber school age children in many states by the year 2030. "That demographic supports the accelerated growth of hospitals that focus on specific medical conditions," says Hollinger, whose new company, Vibra Healthcare, is positioned to take advantage of the trend.

As Hollinger was launching his new company last summer to capitalize on the rising demand for specialty healthcare facilities, it seemed only natural to talk with Ed Aldag and Medical Properties Trust about financing the initial acquisitions. The two had a business relationship going back almost two decades. "Clearly Ed and MPT represent all that is good from a lender/landlord perspective, which is resourcefulness, responsiveness and trustworthiness," Hollinger says. "Ed and his team keep their word...if they say they are going to do something, they do it, and then it gets documented, which is extraordinarily refreshing."

"Ed and I share the same philosophy about successful healthcare operations, which begins with integrating yourself with the existing

BRAD HOLLINGER
CEO | Vibra Healthcare



local medical community and creating strong alliances with acute care hospitals and other referral sources, then forming partnerships with physicians in the local market. That's the real value proposition for Medical Properties Trust, and it's what differentiates the company from other REITs that I've done business with. More traditional lending sources are not as flexible or resourceful as MPT. They have gotten very set in their ways and are not able to move as quickly. The speed with which MPT moves is a huge advantage over other lenders."

"We now have seven hospitals financed by MPT," Hollinger explains. "Because the management team at MPT understands the healthcare business, we were able to rapidly structure a financing package with them that allowed us to offer the seller of the facilities a virtually done deal. With the strength of MPT behind us, we reached agreement less than 30 days after we began negotiations, and the seller elected not to seek bids other than ours."

Two things stand out about MPT," he says. "First, while being extremely professional, they are also very personable and make tough decisions without being abrasive. Second, when we negotiate a transaction with MPT, their executives are out in front – from the very beginning – and we find that we avoid the misunderstandings that often result when just the attorneys are doing the negotiating."

"The MPT team is very, very strong," Hollinger adds. "They compliment each other well and each team member brings a broad background in healthcare operations or healthcare real estate."

[illegible]

Creating the future

OF HEALTHCARE

Even a brief discussion with Jerome Tannenbaum, M.D., Ph.D., reveals a man with a mind that never stops imagining how to improve things. "I'm just willing to try something new," he says matter-of-factly. "Every time I've done something innovative – afterwards it always seems to make sense."

While studying medicine at Vanderbilt University, Dr. Tannenbaum observed that Nashville dialysis clinics were usually relegated to windowless basements and used equipment. Things were so depressing that he decided to build better facilities – with windows – "to give patients some hope." So he founded REN Corporation-USA, using powerful new technology, and grew the company into the nation's fourth largest dialysis provider before selling it to Gambro AB.

Dr. Tannenbaum later founded a software company [illegible] pioneered the use of electronic medical records and became one of the first to achieve a comprehensive, internet-accessible medical records solution. That company was sold to National Nephrology Associates (NNA), another company that he founded with members of his original REN management team. Last year, NNA was sold to Renal Care Group, Inc. in a transaction valued at $345 million. Dr. Tannenbaum had left NNA a year earlier to begin his latest venture, Diversified Specialty Institutes, Inc. (DSI).



JEROME TANNENBAUM, M.D., PH.D.
CEO | Diversified Specialty Institutes, Inc.

DSI's first facility, to be known as Bucks County Oncoplastic Institute, will be a hospital focusing on caring for patients with breast cancer. Located in Bensalem, Pennsylvania, approximately 15 miles from Philadelphia, the hospital will offer diagnostic imaging, breast biopsy, breast surgery, chemotherapy, radiation treatment and reconstructive surgery. Dr. Tannenbaum views this hospital as a prime example of "the more focused facilities we are going to see in the technology-driven 21st Century, where everything will be set up to take care of patients from start to finish."

To finance the Bucks County hospital real estate, Dr. Tannenbaum turned to Medical Properties Trust. In MPT he found an experienced team that understood the operations of the business he was planning for the new facility. "MPT has people on staff who are able to perform very critical due diligence on operating proformas and forecasts," Dr. Tannenbaum explained. "Literally, they get right down to the CPT code and the ICD 9 code that we are billing for. As a result, MPT has a much better understanding of the tenant they will be renting to in a sale/leaseback transaction than most medical REITs that I am aware of."



Dr. Tannenbaum was also impressed by the sophistication of MPT's construction management procedures. "I look to the MPT experts as another set of eyes, to help bring this Class A structure in under budget. That's something I did not see in the other REITs." Based on its depth of knowledge about hospital operations, finance and construction, MPT was able to offer 100 percent lease financing for the $37 million, state-of-the-art Bucks County hospital. "They will earn an attractive return from our lease payments, but we will not have to give up any equity. That's a very attractive feature...I think MPT is in the right niche – 'investing in the future of healthcare.'"

Current Portfolio

Aggregate Investment Value: $494 Million

Since the Company's April 2004 private offering, Medical Properties Trust has closed transactions valued at $364 million, and has also announced commitments to fund an additional $130 million, for a total potential portfolio of approximately $494 million.



WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
OH
WV
VA
NC
SC
GA
FL
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
AK
HI

Current Facilities and Developments

California
Desert Valley Hospital and MOB (Victorville)
Kentfield Rehabilitation Hospital (Kentfield)
Northern California Rehabilitation Hospital (Redding)
San Joaquin Valley Rehabilitation Hospital (Fresno)

Colorado
North Valley Rehabilitation Hospital (Thornton)

Kentucky
Southern Kentucky Rehabilitation Hospital (Bowling Green)

Louisiana
Gulf States LTAC Hospital of Covington
Gulf States LTAC Hospital of Denham Springs

Massachusetts
New Bedford Rehabilitation Hospital (New Bedford)

New Jersey
Marlton Rehabilitation Hospital (Marlton)

Texas
Houston Town & Country Hospital*
Houston Town & Country Medical Office Building*
North Cypress Medical Center (Houston)*

Acquisitions and Developments under Commitment

California
Chino Valley Medical Center and Medical Office Building (Chino)
Expansion of Desert Valley Hospital (Victorville)

Indiana
Monroe Hospital (Bloomington)

Louisiana
Hammond Rehabilitation Hospital (Hammond)

Pennsylvania
Bucks County Oncoplastic Institute and Medical Office Building (Bensalem)

* Under Construction
★ Corporate Headquarters

Selected Financial Data[1]

	For the Three Months Ended		For the Year Ended	Period from Inception (August 27, 2003) to
	June 30, 2005	March 31, 2005	December 31, 2004	December 31, 2003
Operating Data				
Total revenue	$ 7,241,777	$ 6,480,528	$ 10,893,459	–
Depreciation and amortization	$ 973,996	$ 842,407	$ 1,478,470	–
General and administrative expenses	$ 1,415,067	$ 1,750,810	$ 5,150,786	$ 1,023,276
Interest expense	$ 831,117	$ 711,149	$ 32,769	–
Net income	$ 4,379,811	$ 3,559,934	$ 4,576,349	$ (1,023,276)
Net income per diluted common share	$ 0.17	$ 0.14	$ 0.24	$ (0.63)
Weighted average number of common shares - diluted	26,110,119	26,103,259	19,312,634	1,630,435
Other Data				
Funds from operations[2]	$ 5,353,807	$ 4,402,341	$ 6,054,819	$ (1,023,276)
Funds from operations per diluted common share	$ 0.21	$ 0.17	$ 0.32	$ (0.63)
Dividends declared per diluted common share	$ 0.16	$ 0.11	$ 0.21	–
Balance Sheet Data				
Real estate assets - at cost	$244,151,964	$192,129,624	$151,690,293	$ 166,301
Other loans and investments	$ 48,498,111	$ 50,224,069	$ 50,224,069	–
Cash and equivalents	$ 34,537,866	$ 82,053,255	$ 97,543,677	$ 100,000
Total assets	$333,744,392	$326,304,079	$306,506,063	$ 468,133
Debt	$ 73,204,167	$ 74,141,667	$ 56,000,000	$ 100,000
Other liabilities	$ 25,742,263	$ 17,905,649	$ 17,777,619	$ 1,389,779
Minority interests	$ 2,137,500	$ 1,762,500	$ 1,000,000	–
Total stockholders' equity	$232,660,462	$232,494,263	$231,728,444	$ (1,021,646)
Total liabilities and stockholders' equity	$333,744,392	$326,304,079	$306,506,063	$ 468,133

(1) Interim financial information for the quarters ended June 30 and March 31, 2005 should be read in conjunction with the Company's *Quarterly Report on Form10-Q* dated August 22, 2005 and with the Company's prospectus dated July 7, 2005. Medical Properties Trust, Inc. did not commence revenue generating operations until late in June 2004. *Accordingly, we do not believe that comparison of 2004's and 2005's information to similar measures for the year-earlier periods is helpful to a reader's understanding of our business, financial condition or results of operations.*

(2) See Management's Discussion and Analysis of Financial Condition and Results of Operations for a description of funds from operations *(FFO)*. For all periods presented above, FFO is calculated by subtracting depreciation and amortization from GAAP Net Income.


FINANCIAL REVIEW

Management's Discussion and Analysis of Financial Condition and Results of Operations

Medical Properties Trust, Inc. was formed in August 2003, and did not commence revenue generating operations until June 2004. Accordingly, we do not believe that comparison of 2004's financial condition and results of operations to similar measures for 2003 provides information that is helpful to a reader's understanding of our business, and we do not discuss such comparisons in this report. Management's Discussion and Analysis should be read in conjunction with the other sections of this Annual Report, including the consolidated financial statements and notes thereto beginning on page 28.

Overview

We were incorporated under Maryland law on August 27, 2003 primarily for the purpose of investing in and owning net-leased healthcare facilities. Our existing tenants are, and our prospective tenants will generally be, hospital operating companies and other healthcare providers that use substantial real estate assets in their operations. We offer financing for these operators' real estate through 100% lease financing and generally seek lease terms of at least 10 years with a series of shorter renewal terms at the option of our tenants; we also intend to include in our lease terms annual contractual rental rate increases that in the current market range from 1.5% to 3.0%. Our existing portfolio escalators range from 2.0% to 2.5%. In addition to the base rent, our leases generally require our tenants to pay all operating costs and expenses associated with the facility.

We conduct substantially all of our operations through our operating partnership. We own all of the membership interests in the sole general partner of our operating partnership and thereby control the operating partnership. As of December 31, 2004, we also owned 100% of the limited partnership interests, although we may issue units of limited partnership in exchange for interests in healthcare facilities from time to time in the future. Sellers of healthcare facilities who receive limited partnership units of our operating partnership in exchange for interests in their facilities may be able to defer recognition of any gain that would be recognized in a cash sale until such time that they redeem the operating partnership units. Upon their election to redeem their units, we may redeem them either for cash or shares of our common stock on a one-for-one basis. In addition, we may sell equity interests in subsidiaries of our operating partnership in connection with the acquisition or development of facilities.

Whenever we issue shares of our common stock for cash, we are obligated to contribute any net proceeds we receive from the sale of the stock to our operating partnership and our operating partnership is, in turn, obligated to issue an equivalent number of limited partnership units to us. Our operating partnership distributes the income it generates from its operations to us. In turn, we expect to distribute a substantial majority of the amounts we receive from our operating partnership to our stockholders in the form of quarterly cash distributions. We intend to qualify as a REIT for federal tax purposes, thereby generally avoiding federal and state corporate income taxes on most of the earnings that we distribute to our stockholders. As of June 30, 2005, Medical Properties Trust, Inc. had approximately 316 stockholders.

We conduct business operations in one segment. We acquire and develop healthcare facilities and lease the facilities to healthcare operating companies under long-term net leases. At December 31, 2004 our real estate and loan assets comprised approximately 49% and 16%, respectively, of our total assets. We do not expect our loan assets to exceed this level in the future. Our lending business is important to our overall business strategy for two primary reasons: (1) it provides opportunities to make income-earning investments that yield attractive risk-adjusted returns in an industry in which our management has expertise, and (2) by making debt capital available to certain qualified operators, we believe we create for our company a competitive advantage over other buyers of, and financing sources for, healthcare facilities.

At December 31, 2004, we owned four rehabilitation hospitals and two long-term acute care hospitals that are leased to affiliates of a single operating company, and we were also developing a community hospital with an adjacent medical office building that are leased to a single operating company. We had also made and in the future may make loans to our tenants to facilitate the acquisition of healthcare businesses and for working capital and from time to time may make mortgage loans to facility owners.

Our revenues are derived from rents we earn pursuant to the lease agreements we have with our tenants and from interest income from loans we make to our tenants and other facility owners. Our tenants operate in the healthcare industry, generally providing medical, surgical and rehabilitative care to patients. The capacity of our tenants to pay our rents and interest is dependent upon their ability to conduct their operations at profitable levels. We believe that the business environment of the industry segments in which our tenants operate is generally positive for efficient operators. However, our tenants' operations are subject to economic, regulatory and market conditions that may affect their profitability. Accordingly, we monitor certain key factors, changes to which we believe may provide early indications of conditions that may affect the level of risk in our lease and loan portfolio.

Key factors that we consider in underwriting prospective tenants and in monitoring the performance of existing tenants include the following:

- the historical and prospective operating margins (measured by a tenant's earnings before interest, taxes, depreciation, amortization and facility rent) of each tenant and at each facility;
- the ratio of our tenants' operating earnings to facility rent and to facility rent plus other fixed costs, including debt costs;
- trends in the source of our tenants' revenue, including the relative mix of Medicare, Medicaid/MediCal, commercial insurance, and private pay patients; and
- the effect of evolving healthcare regulations on our tenants' profitability.

Certain business factors, in addition to those described above that directly affect our tenants, will likely materially influence our future results of operations. These factors include:

- trends in the cost and availability of capital, including market interest rates, that our prospective tenants may use for their real estate assets instead of financing their real estate assets through lease structures;
- unforeseen changes in healthcare regulations that may limit the opportunities for physicians to participate in the ownership of healthcare providers and healthcare real estate;
- reductions in reimbursements from Medicare, state healthcare programs and commercial insurance providers that may reduce our tenants' profitability and our lease rates; and
- competition from other financing sources.

Critical Accounting Policies

In order to prepare financial statements in conformity with accounting principles generally accepted in the United States, we must make estimates about certain types of transactions and account balances. We believe that our estimates of the amount and timing of lease revenues, credit losses, fair values and periodic depreciation of our real estate assets, stock compensation expense, and the effects of any derivative and hedging activities will have significant effects on our financial statements. Each of these items involves estimates that require us to make judgments that are subjective in nature. We intend to rely on our experience, collect historical and current market data, and develop relevant assumptions in order to arrive at what we believe to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgments on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates. Our accounting estimates will include the following:

Revenue Recognition

Our revenues, which are comprised largely of rental income, include rents that each tenant pays in accordance with the terms of its respective lease reported on a straight-line basis over the initial term of the lease. Because our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record as an asset, and include in revenues, unbilled rent that we will only receive if the tenant makes all rent payments required through the expiration of the term of the lease. Accordingly, our management must determine, in its judgment, to what extent the unbilled rent receivable applicable to each specific tenant is collectible. We will review each tenant's unbilled rent receivable on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the facility is located. In the event that the collectibility of unbilled rent with respect to a tenant is in doubt, we are required to record an increase in our allowance for uncollectible accounts or record a direct write-off of the specific rent receivable, which would have an adverse effect on our net income for the year in which the reserve is increased or the direct write-off is recorded and would decrease our total assets and stockholders' equity.

We make loans to our tenants and from time to time may make mortgage loans to facility owners. We recognize interest income on loans as earned based upon the principal amount outstanding. These loans are generally secured by interests in real estate, receivables, equity interests of a tenant or corporate and individual guarantees. As with unbilled rent receivables, our management must also periodically evaluate loans to determine what amounts may not be collectible. Accordingly, a provision for losses on loans receivable is recorded when it becomes probable that the loan will not be collected in full. The provision is an amount which reduces the loan to its estimated net receivable value based on a determination of the eventual amounts to be collected either from the debtor or from the collateral, if any. At that time, we discontinue recording interest income on the loan to the tenant.

Investments in Real Estate

We record investments in real estate at cost, and capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset. To the extent that we incur costs of repairs and maintenance, we expense those costs as incurred. We compute depreciation using the straight-line method over the estimated useful life of 40 years for buildings and improvements, five to seven years for equipment and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our facilities for purposes of determining the amount of depreciation expense to record on an annual basis with respect to our investments in real estate improvements. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate improvements, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We have adopted Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which establishes a single accounting model for the impairment or disposal of long-lived assets including discontinued operations. SFAS No. 144 requires that the operations related to facilities that have been sold or that we intend to sell be presented as discontinued operations in the statement of operations for all periods presented, and facilities we intend to sell be designated as "held for sale" on our balance sheet.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a facility, we will review the recoverability of the facility's carrying value. The review of recoverability will be based on our estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the facility's use and eventual disposition. Our forecast of these cash flows will consider factors such as expected future operating income, market and other applicable trends and residual value, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a facility, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the facility. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate.

Purchase Price Allocation

We record above-market and below-market in-place lease values, if any, for the facilities we own which are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any resulting capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We amortize any resulting capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Because our strategy to a large degree involves the origination of long term lease arrangements at market rates, we do not expect the above-market and below-market in-place lease values to be significant for many of our anticipated transactions.

We measure the aggregate value of other intangible assets to be acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are made using methods similar to those used by independent appraisers (e.g., discounted cash flow analyses). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We also consider information obtained about each targeted facility as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to range primarily from six to 18 months, depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction. The total amount of other intangible assets to be acquired, if any, is further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

We expect to amortize the value of in-place leases, if any, to expense over the initial term of the respective leases, which we expect to range primarily from 10 to 15 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Accounting for Derivative Financial Investments and Hedging Activities

We expect to account for our derivative and hedging activities, if any, using SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS No. 137 and SFAS No. 149, which requires all derivative instruments to be carried at fair value on the balance sheet.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. We expect to formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking each hedge transaction. We plan to review periodically the effectiveness of each hedging transaction, which involves estimating future cash flows. Cash flow hedges, if any, will be accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in other comprehensive income within stockholders' equity. Amounts will be reclassified from other comprehensive income to the income statement in the period or periods the hedged forecasted transaction affects earnings. Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges under SFAS No. 133. We are not currently a party to any derivatives contracts.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities.* In December 2003, the FASB issued a revision to FIN 46, which is termed FIN 46R. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements* and provides guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which business enterprise should consolidate such an entity. This model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. We periodically evaluate the terms of our relationships with our tenants and borrowers to determine whether we are required to consolidate any tenants or borrowers.

Stock-Based Compensation

We currently apply the intrinsic value method to account for the issuance of stock options under our equity incentive plan in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees.* In this regard, we anticipate that a substantial portion of our options will be granted to individuals who are our officers or directors. Accordingly, because the grants are expected to be at exercise prices that represent fair value of the stock at the date of grant, we do not currently record any expense related to the issuance of these options under the intrinsic value method. If the actual terms vary from the expected, the impact to our compensation expense could differ.

In December 2004, the FASB issued SFAS No. 123 (R), *Share-Based Payment*, which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 123 (R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123 (R), only certain pro forma disclosures of fair value were required. SFAS No. 123 (R) becomes effective for public companies with their first annual reporting period that begins after June 15, 2005. For non-public companies, the standard becomes effective for their first fiscal year beginning after December 15, 2005. We are currently evaluating the impact of SFAS No. 123 (R) on our financial position and results of operations. However, we do not expect that SFAS No. 123 (R) will have a material effect on our financial position and results of operations. Our existing equity incentive plan allows for stock-based awards to be in the form of options, restricted stock, restricted stock units and deferred stock units. The impact of SFAS No. 123 (R) will also be affected by the types of stock-based awards that our board of directors chooses to grant.

Disclosure of Contractual Obligations

The following table summarizes known material contractual obligations associated with investing and financing activities as of December 31, 2004:

	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
Construction contracts	$32,077,264	$ —	$ —	$ —	$32,077,264
Operating lease commitments	$ 275,106	$685,728	$712,080	$2,200,532	$ 3,873,446

Reconciliation of Non-GAAP Financial Measures

Investors and analysts following the real estate industry utilize funds from operations, or FFO, as a supplemental performance measure. While we believe net income available to common stockholders as defined by GAAP is the most appropriate measure, our management considers FFO an appropriate supplemental measure given its wide use by and relevance to investors and analysts. FFO, reflecting the assumption that real estate asset values rise or fall with market conditions, principally adjusts for the effects of GAAP depreciation and amortization of real estate assets, which assume that the value of real estate diminishes predictably over time.

As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO represents net income (loss) (computed in accordance with GAAP), excluding gains (losses) on sales of real estate, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We compute FFO in accordance with the NAREIT definition. FFO should not be viewed as a substitute measure of our company's operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which are significant economic costs that could materially impact our results of operations.

The following table presents a reconciliation of FFO to net income (loss) for the year ended December 31, 2004 and the period from inception (August 27, 2003) to December 31, 2003.

Funds from operations:	2004	2003
Net income (loss)	$4,576,349	$(1,023,276)
Depreciation and amortization	1,478,470	—
Funds from operations	$6,054,819	$(1,023,276)
Per diluted share amounts:		
Net income (loss)	$ 0.24	$ (0.63)
Depreciation and amortization	0.08	—
Funds from operations	$ 0.32	$ (0.63)

Results of Operations

Year Ended December 31, 2004

Net income for the year ended December 31, 2004 was $4,576,349. Revenue, which was $10,893,459, was comprised primarily of rents (79%) and interest from loans (21%). Interest and dividends, primarily from the temporary investment of the net proceeds of our April 2004 private placement, totaled $930,260. We completed our private placement of common stock in April 2004 and received proceeds, net of offering costs and fees, of approximately $233.5 million. Expenses during the year, which totalled $7,214,601, were comprised primarily of compensation of $3,700,442, depreciation and amortization of $1,517,530, other general and administrative expenses of $1,336,897 and approximately $585,345 of costs associated with unsuccessful acquisitions. These costs, which consisted primarily of legal fees, costs of third party reports and travel, related to a portfolio of five facilities that was subject to a letter of intent with a prospective operator. During the second quarter of 2004, we declined to pursue the acquisition.

Inception (August 27, 2003) Through December 31, 2003

Our net loss for the period from inception (August 27, 2003) through December 31, 2003 was $1,023,276. Included in this loss is approximately $423,000 in accrued expenses that were incurred by Medical Properties Trust, LLC prior to August 27, 2003 and assumed by us in connection with our formation. These constitute all of the expenses of this company. We had no revenues during this period and substantially all of the expenses that comprised our net loss from inception through December 31, 2003 are related to start-up activities, including business development, identification of acquisition possibilities, legal, accounting, and consulting. We do not consider the results of our operations in this period to be meaningful with respect to an analysis of our expected operations.

Liquidity and Capital Resources

Our long-term liquidity requirements consist primarily of funds to pay the costs of acquiring and developing facilities and making distributions to our stockholders. As of December 31, 2004, our existing cash and cash equivalents, together with the net proceeds from our expected initial public offering, cash flow from operations and borrowings under our Merrill Lynch and Colonial Bank loans, were expected to be sufficient to acquire any pending and expected acquisitions and developments and to fund our cash requirements during the next 12 months. Our portfolio of facilities as of December 31, 2004 served as collateral for our indebtedness.

We received approximately $233.5 million, net of offering costs and fees, from our April 2004 private placement. We have acquired and committed to develop healthcare facilities with an aggregate estimated cost of $387.3 million and have provided approximately $41.4 million in acquisition financing to one of our tenants. As of December 31, 2004, we had stockholders' equity of approximately $231.7 million, and approximately $97.5 million in cash and cash equivalents.

Our sources of funds for future acquisitions and developments will primarily be our uncommitted cash balances, the net proceeds of our initial public offering, operating cash flows and borrowings. We intend to use these cash resources in the acquisition and development of healthcare facilities and to pay our operating expenses for the foreseeable future. To maintain our status as a REIT under the Code, we must distribute annually at least 90% of our taxable income. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for acquisitions, developments and operations. However, we believe that our current access to financings will provide us with financial flexibility at levels sufficient to meet current and anticipated capital requirements, and funding new acquisition and development opportunities.

We intend to utilize various types of debt to finance a portion of the costs to complete our proposed development facilities and acquire and develop additional facilities. We expect this debt will include long-term, fixed-rate mortgage loans, variable-rate term loans, secured revolving lines of credit and construction financing facilities. We believe we will be able generally to finance up to approximately 60% of the cost of our healthcare facilities; however, there is no assurance that we will be able to obtain or maintain this level of debt on our portfolio of real estate assets on favorable terms in the future.

We borrowed $75.0 million from Merrill Lynch Capital under a loan agreement with a term of three years for acquisition and development of additional facilities and other working capital needs. The loan bears interest at one month LIBOR plus 300 basis points. The term loan is secured by our interests in the Vibra Facilities and requires us to comply with certain financial covenants.

We have executed a term sheet with Merrill Lynch Capital providing for a senior secured revolving credit facility of up to $100.0 million with a term of four years, with one 12–month extension option, to refinance the outstanding amount under our existing loan agreement with Merrill Lynch Capital and for general corporate purposes. During the term of the loan, we will have the right to increase the amount available under the facility by an amount up to $75.0 million, subject to no event of default continuing or occurring at the time of such increase. The maximum availability under the facility will be equal to 65% of the collateral value of the borrowing base properties. The facility will bear interest at one month LIBOR plus between 235 and 275 basis points depending on our total leverage ratio. We expect the facility with Merrill Lynch to include financial covenants that are common with respect to secured revolving credit facilities. Execution of this credit facility is subject to completion of acceptable legal documentation. Accordingly, we cannot assure you that we will enter into this facility on these terms, or at all.

We have also entered into construction loan agreements in an aggregate amount of $43.4 million with Colonial Bank to fund construction costs for our Town and Country facilities in Houston. Each construction loan has a term of 18 months and an option on our part to convert the loan to a 30-month term loan upon completion of construction of the facilities securing those loans. The construction loans are secured by mortgages on the facilities, as well as assignments of rents and leases on those facilities. The terms of the construction loan agreements require us to comply with a financial ratio relating to debt coverage. The construction loans bear interest at one month LIBOR plus 225 basis points, during the construction period and one month LIBOR plus 250 basis points, thereafter. The Colonial Bank loans are cross-defaulted. We have not borrowed any amounts under the Colonial loans.

Any other indebtedness we incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties in connection with that debt. Moreover, some or all of our debt may be secured by some or all of our assets. If we default in the payment of interest or principal on any of our debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, the lender may accelerate the maturity of the debt requiring us to immediately repay all outstanding principal and accrued interest. If we are unable to make the payment, our lender could foreclose on our assets that are pledged as collateral to the lender. The lender could also sue us or force us into bankruptcy. Any of these events would likely have a material adverse effect on the value of an investment in our common stock.

Our real estate investments, like most commercial real estate investments, are relatively illiquid and our ability to sell one or more of our properties quickly and on favorable terms may be limited by a variety of factors beyond our control, including current market conditions, the cost and availability of debt financing, zoning and regulatory changes, and the need for capital improvements. Moreover, the length of our lease agreements, the specialized nature of our tenants' operations and the resulting design of our facilities and the risk that the nature and profitability of our tenants' operations may be affected by healthcare regulations may further impact the liquidity of our facilities.

Distribution Policy

We expect to qualify as a REIT for federal income tax purposes and will elect to be taxed as a REIT commencing with our taxable year that began on April 6, 2004 and ended on December 31, 2004. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our REIT taxable income, excluding net capital gain, to our stockholders. It is our current intention to comply with these requirements, elect REIT status and maintain such status going forward.

The table below is a summary of our distributions.

Declaration Date	Record Date	Distribution Date	Distribution Per Share
August 18, 2005	September 15, 2005	September 29, 2005	$0.17
May 19, 2005	June 20, 2005	July 14, 2005	$0.16
March 4, 2005	March 16, 2005	April 15, 2005	$0.11
November 11, 2004	December 16, 2004	January 11, 2005	$0.11
September 2, 2004	September 16, 2004	October 11, 2004	$0.10

The two distributions declared in 2004, aggregating $0.21 per share, were comprised of approximately $0.13 per share in ordinary income and $0.08 per share in return of capital. For federal income tax purposes, our distributions were limited in 2004 to our tax basis earnings and profits of $0.13 per share. Accordingly, for tax purposes, $0.08 per share of the distributions we paid in January 2005 will be treated as a 2005 distribution; the tax character of this amount, along with that of the April 15, 2005, July 14, 2005, and September 29, 2005 distributions, will be determined subsequent to determination of our 2005 taxable income.

We intend to pay to our stockholders, within the time periods prescribed by the Code, all or substantially all of our annual taxable income, including taxable gains from the sale of real estate and recognized gains on the sale of securities. It is our policy to make sufficient cash distributions to stockholders in order for us to maintain our status as a REIT under the Code and to avoid corporate income and excise tax on undistributed income.

Inflation

Our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). In addition, all of our existing leases, and we intend that most of our new leases will, require the tenant to pay the operating expenses of the facility, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation. However, if inflation rates exceed the contractual rental increases, our results of operations may be adversely affected, and inflation may also adversely impact our revenue from any leases that do not contain escalation provisions.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes primarily as a result of long-term debt used to maintain liquidity and to fund expansion of our portfolio and operations. Our interest rate risk-management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We do not intend to enter into derivative transactions for speculative purposes.

In addition to changes in interest rates, the value of our facilities will be subject to fluctuations based on changes in local and regional economic conditions and changes in the ability of our tenants to generate profits, all of which may affect our ability to refinance our debt if necessary.

Forward-Looking Statements

This Annual Report contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results or future performance, achievements, transactions or events to be materially different from those expressed or implied by such forward-looking statements, including, but not limited to, the risks described in our Prospectus dated July 7, 2005, filed with the Securities and Exchange Commission (SEC) pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Such factors include, among others, the following: national and local economic, business, real estate and other market conditions; the competitive environment in which the Company operates; the execution of the Company's business plan; financing risks; acquisition and development risks; potential environmental and other liabilities; other factors affecting the real estate industry generally or the healthcare real estate industry in particular; our ability to attain and maintain our status as a REIT for federal and state income tax purposes; our ability to attract and retain qualified personnel; and, federal and state healthcare regulatory requirements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Medical Properties Trust, Inc.

We have audited the accompanying consolidated balance sheets of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2004 and for the period from inception (August 27, 2003) to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the year ended December 31, 2004 and for the period from inception (August 27, 2003) to December 31, 2003 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Birmingham, Alabama
March 16, 2005

Consolidated Balance Sheets

Assets	December 31, 2004	December 31, 2003
Real estate assets		
Land	$ 10,670,000	$ —
Buildings and improvements	111,387,232	—
Construction in progress	24,318,098	166,301
Intangible lease assets	5,314,963	—
Gross investment in real estate assets	151,690,293	166,301
Accumulated depreciation	(1,311,757)	—
Accumulated amortization	(166,713)	—
Net investment in real estate assets	150,211,823	166,301
Cash and cash equivalents	97,543,677	100,000
Interest receivable	419,776	—
Unbilled rent receivable	3,206,853	—
Loans receivable	50,224,069	—
Other assets	4,899,865	201,832
Total Assets	$306,506,063	$ 468,133

Liabilities and Stockholders' Equity (Deficit)	2004	2003
Liabilities		
Long-term debt	$ 56,000,000	$ —
Accounts payable and accrued expenses	10,903,025	1,389,779
Deferred revenue	3,578,229	—
Lease deposit	3,296,365	—
Loan Payable	—	100,000
Total Liabilities	73,777,619	1,489,779
Minority interest	1,000,000	—
Stockholders' equity (deficit)		
Preferred stock, $0.001 par value. Authorized 10,000,000 shares; no shares outstanding	—	—
Common stock, $0.001 par value. Authorized 100,000,000 shares; issued and outstanding – 26,082,862 and 1,630,435 shares at December 31, 2004 and 2003, respectively	26,083	1,630
Additional paid in capital	233,626,690	—
Accumulated deficit	(1,924,329)	(1,023,276)
Total Stockholders' Equity (Deficit)	231,728,444	(1,021,646)
Total Liabilities and Stockholders' Equity (Deficit)	$306,506,063	$ 468,133

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Year Ended December 31, 2004	Period from Inception (August 27, 2003) through December 31, 2003
Revenues		
Rent billed	$ 6,162,278	$ —
Unbilled rent	2,449,066	—
Interest income from loans	2,282,115	—
Total revenues	10,893,459	—
Expenses		
Real estate depreciation	1,311,757	—
Amortization of intangible lease assets	166,713	—
Other property expenses	93,502	—
General and administrative	5,057,284	992,418
Costs of terminated acquisitions	585,345	30,858
Total operating expenses	7,214,601	1,023,276
Operating income (loss)	3,678,858	(1,023,276)
Other Income (expense)		
Interest income	930,260	—
Interest expense	(32,769)	—
Net other income	897,491	—
Net income (loss)	$ 4,576,349	$(1,023,276)
Net income (loss) per share, basic	$ 0.24	$ (0.63)
Weighted average shares outstanding, basic	19,310,833	1,630,435
Net income (loss) per share, diluted	$ 0.24	$ (0.63)
Weighted average shares outstanding, diluted	19,312,634	1,630,435

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31, 2004	Period from Inception (August 27, 2003) through December 31, 2003
Operating activities		
Net income (loss)	$ 4,576,349	$(1,023,276)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation and amortization	1,517,530	—
Unbilled rent revenue	(2,449,066)	—
Warrant issued to lender	24,500	—
Deferred stock units issued to directors	125,000	—
Increase in:		
Interest receivable	(419,776)	—
Other assets	(309,769)	—
Increase in:		
Accounts payable and accrued expenses	6,644,130	1,391,409
Deferred revenue	210,000	—
Net cash provided by operating activities	9,918,898	368,133
Investing activities		
Real estate acquired	(127,372,195)	—
Loans receivable	(44,317,263)	—
Construction in progress	(23,151,797)	(166,301)
Equipment acquired	(759,387)	—
Net cash used for investing activities	(195,600,642)	(166,301)
Financing activities		
Addition to long-term debt	56,000,000	—
Proceeds from loan payable	200,000	100,000
Payment of loan payable	(300,000)	—
Deferred financing costs	(3,869,767)	(201,832)
Distributions paid	(2,608,286)	—
Sale of common stock, net of offering costs	233,703,474	—
Net cash provided by (used for) financing activities	283,125,421	(101,832)
Increase in cash and cash equivalents for period	97,443,677	100,000
Cash and cash equivalents at beginning of period	100,000	—
Cash and cash equivalents at end of period	$ 97,543,677	$ 100,000
Supplemental schedule of non-cash investing activities:		
Additions to unbilled rent receivables recorded as deferred revenue	$ 757,787	$ —
Additions to loans receivable recorded as lease deposits and deferred revenue	5,906,807	—
Supplemental schedule of non-cash financing activities:		
Minority interest granted for contribution of land to development project	1,000,000	—
Distributions declared, not paid	2,869,116	—
Deferred offering costs charged to proceeds from sale of common stock	201,832	—
Additional paid in capital from deferred stock units issued to directors	125,000	—
Conversion of accounts payable and accrued expenses to common stock	—	1,630
Interest expense paid	32,769	—

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit)

For the Year Ended December 31, 2004 and for
the Period from Inception (August 27, 2003) through December 31, 2003

	Preferred		Common		Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Par Value	Shares	Par Value			
Balance at inception (August 27, 2003)	—	$ —	—	$ —	$ —	$ —	$ —
Issuance of common stock	—	—	1,630,435	1,630	—	—	1,630
Net loss	—	—	—	—	—	(1,023,276)	(1,023,276)
Balance at December 31, 2003	—	—	1,630,435	1,630	—	(1,023,276)	(1,021,646)
Redemption of founders' shares	—	—	(1,108,527)	(1,108)	1,108	—	—
Issuance of common stock in private placement (net of offering costs)	—	—	25,560,954	25,561	233,476,082	—	233,501,643
Value of warrants issued	—	—	—	—	24,500	—	24,500
Deferred stock units issued to directors	—	—	—	—	125,000	—	125,000
Distributions declared ($.21 per common share)	—	—	—	—	—	(5,477,402)	(5,477,402)
Net income	—	—	—	—	—	4,576,349	4,576,349
Balance at December 31, 2004	—	$ —	26,082,862	$26,083	$233,626,690	$(1,924,329)	$231,728,444

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Organization

Medical Properties Trust, Inc., a Maryland corporation (the Company), was formed on August 27, 2003 under the General Corporation Law of Maryland for the purpose of engaging in the business of investing in and owning commercial real estate. The Company's operating partnership subsidiary, MPT Operating Partnership, L.P. (the Operating Partnership), was formed in September 2003. Through another wholly owned subsidiary, Medical Properties Trust, LLC, the Company is the sole general partner of the Operating Partnership. The Company presently owns directly all of the limited partnership interests in the Operating Partnership.

The Company succeeded to the business of Medical Properties Trust, LLC, a Delaware limited liability company, which was formed in December 2002. On the day of formation, the Company issued 1,630,435 shares of common stock, and the membership interests of Medical Properties Trust, LLC were transferred to the Company. Medical Properties Trust, LLC had no assets, but had incurred liabilities for costs and expenses related to acquisition due diligence, a planned offering of common stock, consulting fees and office overhead in an aggregate amount of approximately $423,000, which was assumed by the Operating Partnership and has been included in the accompanying consolidated statement of operations.

The Company's primary business strategy is to acquire and develop real estate and improvements, primarily for long term lease to providers of healthcare services such as operators of inpatient physical rehabilitation hospitals, long-term acute care hospitals, surgery centers, centers for treatment of specific conditions such as cardiac, pulmonary, cancer, and neurological hospitals, and other healthcare-oriented facilities. The Company considers this to be a single business segment as defined in Statement of Financial Accounting Standard (SFAS) No. 131, *Disclosures About Segments of an Enterprise and Related Information.*

On April 7, 2004, the Company completed the sale of 25.6 million shares of common stock in a private placement to qualified institutional buyers and accredited investors. The Company received $233.5 million after deducting offering costs. The proceeds are being used to purchase properties, to pay debt and accrued expenses and for working capital and general corporate purposes.

The Company has filed with the Securities and Exchange Commission (SEC) a Form S-11 registration statement for an Initial Public Offering (IPO) of common stock. The Company has not determined the number of shares nor price per share to be offered in the IPO.

2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation: Property holding entities and other subsidiaries of which the Company owns 100% of the equity or has a controlling financial interest evidenced by ownership of a majority voting interest are consolidated. All inter-company balances and transactions are eliminated. For entities in which the Company owns less than 100% of the equity interest, the Company consolidates the property if it has the direct or indirect ability to make decisions about the entities' activities based upon the terms of the respective entities' ownership agreements. For entities in which the Company owns less than 100% and does not have the direct or indirect ability to make decisions but does exert significant influence over the entities' activities, the Company records its ownership in the entity using the equity method of accounting.

The Company periodically evaluates all of its transactions and investments to determine if they represent variable interests in a variable interest entity as defined by FASB Interpretation No. 46 (revised December 2003) (FIN 46-R), *Consolidation of Variable Interest Entities*, an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. If the Company determines that it has a variable interest in a variable interest entity, the Company determines if it is the primary beneficiary of the variable interest entity. The Company consolidates each variable interest entity in which the Company, by virtue of its transactions with or investments in the entity, is considered to be the primary beneficiary. The Company re-evaluates its status as primary beneficiary when a variable interest entity or potential variable interest entity has a material change in its variable interests.

Cash and Cash Equivalents: Certificates of deposit and short-term investments with remaining maturities of three months or less when acquired and money-market mutual funds are considered cash equivalents.

Deferred Costs: Costs incurred prior to the completion of offerings of stock or other capital instruments that directly relate to the offering are deferred and netted against proceeds received from the offering. Costs incurred in connection with anticipated financings and refinancing of debt are capitalized as deferred financing costs in other assets and amortized over the lives of the related loans as an addition to interest expense to produce a constant effective yield on the loan (interest method). Costs that are specifically identifiable with, and incurred prior to the completion of, probable acquisitions are deferred and capitalized upon closing. The Company begins deferring costs when the Company and the seller have executed a letter of intent, commitment letter or similar document for the purchase of the property by the Company. Deferred acquisition costs are expensed when management determines that the acquisition is no longer probable. Leasing commissions and other leasing costs directly attributable to tenant leases are capitalized as deferred leasing costs and amortized on the straight-line method over the terms of the related lease agreements. Costs identifiable with loans made to lessees are recognized as a reduction in interest income over the life of the loan by the interest method.

Revenue Recognition: The Company receives income from operating leases based on the fixed, minimum required rents (base rent) and from additional rent based on a percentage of tenant revenues once the tenant's revenue has exceeded an annual threshold (percentage rent). Rent revenue is recorded on the straight-line method over the terms of the related lease agreements for new leases and the remaining terms of existing leases for acquired properties. The straight-line method records the periodic average amount of rent earned over the term of a lease, taking into account contractual rent increases over the lease term. The straight-line method has the effect of recording more rent revenue from a lease than a tenant is required to pay during the first half of the lease term. During the last half of a lease term, this effect reverses with less rent revenue recorded than a tenant is required to pay. Rent revenue as recorded on the straight-line method in the consolidated statement of operations is shown as two amounts. Billed rent revenue is the amount of rent actually billed to the customer each period as required by the lease. Unbilled rent revenue is the difference between rent revenue earned based on the straight-line method and the amount recorded as billed rent revenue. These differences between rental revenues earned and amounts due per the respective lease agreements are charged, as applicable, to unbilled rent receivable. Percentage rents are recognized in the period in which revenue thresholds are met. Rental payments received prior to their recognition as income are classified as rent received in advance.

Fees received from development and leasing services for lessees are initially recorded as deferred revenue and recognized as income over the initial term of an operating lease to produce a constant effective yield on the lease. Fees from lending services are recorded as deferred revenue and recognized as income over the life of the loan using the interest method.

Acquired Real Estate Purchase Price Allocation: The Company allocates the purchase price of acquired properties to net tangible and identified intangible assets acquired based on their fair values in accordance with the provisions of SFAS No. 141, *Business Combinations.* In making estimates of fair values for purposes of allocating purchase prices, the Company utilizes a number of resources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

The Company records above-market and below-market in-place lease values, if any, for its facilities which are based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The Company amortizes any resulting capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The Company amortizes any resulting capitalized below-market lease values as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Because the Company's strategy largely involves the origination of long term lease arrangements at market rates, management does not expect the above-market and below-market in-place lease values to be significant for many anticipated transactions.

The Company measures the aggregate value of other intangible assets to be acquired based on the difference between (i) the property valued with existing in-place leases adjusted to market rental rates and (ii) the property valued as if vacant. Management's estimates of value are expected to be made using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. Management also considers information obtained about each targeted facility as a result of pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management also includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which are expected to range primarily from three to eighteen months, depending on specific local market conditions. Management also estimates costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets to be acquired, if any, is further allocated to in-place lease values and customer relationship intangible values based on management's evaluation of the specific characteristics of each prospective tenant's lease and our overall relationship with that tenant. Characteristics considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

The Company amortizes the value of in-place leases, if any, to expense over the initial term of the respective leases, which range primarily from 10 to 15 years. The value of customer relationship intangibles is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the building. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Real Estate and Depreciation: Depreciation is calculated on the straight-line method over the estimated useful lives of the related assets, as follows:

Buildings and improvements	40 years
Tenant origination costs	Remaining terms of the related leases
Tenant improvements	Term of related leases
Furniture and equipment	3-7 years

Real estate is carried at depreciated cost. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful lives. In accordance with SFAS No. 144, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets, including an estimated liquidation amount, during the expected holding periods are less than the carrying amounts of those assets. Impairment losses are measured as the difference between carrying value and fair value of assets. For assets held for sale, impairment is measured as the difference between carrying value and fair value, less cost of disposal. Fair value is based on estimated cash flows discounted at a risk-adjusted rate of interest.

Construction in progress includes the cost of land, the cost of construction of buildings, improvements and equipment and costs for design and engineering. Other costs, such as interest, legal, property taxes and corporate project supervision, which can be directly associated with the project during construction, are also included in construction in progress.

Loans Receivable: Loans consist of working capital loans and long-term loans. Interest income on loans is recognized as earned based upon the principal amount outstanding. The working capital and long-term loans are generally secured by interests in receivables and corporate and individual guaranties.

Losses from Rent Receivables and Loans Receivable: A provision for losses on rent receivables and loans receivable is recorded when it becomes probable that the recorded amount will not be collected in full. The provision is an amount which reduces the rent or loan to its estimated net realizable value based on a determination of the eventual amounts to be collected either from the debtor or from the collateral, if any. At that time, the Company discontinues recording interest income on the loan rental income from the tenant.

Net Income (Loss) Per Share: The Company reports earnings per share pursuant to SFAS No. 128, *Earnings Per Share*. Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period, adjusted for the assumed conversion of all potentially dilutive outstanding share options.

Income Taxes: For the period from January 1, 2004 through April 5, 2004, the Company has elected Sub-chapter S status for income tax purposes, at which time the Company filed its final tax returns as a Sub-chapter S company. Since April 6, 2004, the Company has conducted its business as a real estate investment trust (REIT) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Code). The Company will file its initial tax return as a REIT for the period from April 6, 2004, through December 31, 2004, at which time it must formally make an election to be taxed as a REIT. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to currently distribute to shareholders at least 90% of its ordinary taxable income. As a REIT, the Company generally will not be subject to federal income tax on taxable income that it distributes to its shareholders. If the Company fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distribution to shareholders. However, the Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and intends to operate in the foreseeable future in such a manner so that the Company will remain qualified as a REIT for federal income tax purposes.

The Company's financial statements include the operations of a taxable REIT subsidiary, MPT Development Services, Inc. (MDS) that is not entitled to a dividends paid deduction and is subject to federal, state and local income taxes. MDS is authorized to provide property development, leasing and management services for third-party owned properties and make loans to lessees and operators.

Stock-Based Compensation: The Company currently sponsors an equity incentive plan that was established in 2004. The Company accounts for its stock option plan under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25) and related interpretations. Under APB No. 25, no expense is recorded for options which are exercisable at the price of the Company's stock at the date the options are granted. Deferred compensation on restricted stock relates to the issuance of restricted stock to employees and directors of the Company. Deferred compensation is amortized to compensation expense based on the passage of time and certain performance criteria.

Fair Value of Financial Instruments: The Company has various assets and liabilities that are considered financial instruments. The Company estimates that the carrying value of cash and cash equivalents, interest receivable and accounts payable and accrued expenses approximates their fair values. The fair value of unbilled rent receivable has been estimated based on expected payment dates and discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity. The fair value of loans receivable is estimated based on the present value of future payments, discounted at a rate which the Company considers appropriate for such assets considering their credit quality and maturity. The Company estimates that the carrying value of the Company's long term debt should approximate fair value because the debt is variable rate and adjusts daily with changes in the underlying interest rate index.

Reclassifications: Certain reclassifications have been made to the 2003 consolidated financial statements to conform to the 2004 consolidated financial statement presentation. These reclassifications have no impact on shareholders' equity or net income.

New Accounting Pronouncements: The following is a summary of recently issued accounting pronouncements which have been issued but not yet adopted by the Company and which could have a material effect on the Company's financial position and results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (R), *Share-Based Payment,* which is a revision of SFAS No. 123 (R), *Accounting for Stock Based Compensation.* SFAS No. 123 (R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123 (R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS No. 123 (R), only certain pro-forma disclosures of fair value were required. SFAS No. 123 (R) becomes effective for public companies with their first annual reporting period that begins after June 15, 2005. For non-public companies, the standard becomes effective for their first fiscal year beginning after December 15, 2005. The Company does not expect SFAS No. 123 (R) to have a material effect on its financial position or the results of its operations.

3. Property Acquisitions and Loans

On July 1, 2004, the Company purchased four rehabilitation facilities at a price of $96.8 million, which were then leased to a new operator of the facilities, Vibra Healthcare, LLC and its operating subsidiaries (collectively, Vibra). The Company also made loans of $33.3 million to Vibra. On August 18, 2004, the Company purchased two additional rehabilitation facilities for $30.6 million, which were then leased to Vibra, and made additional loans to Vibra of $13.8 million. The Company made an additional $2 million loan to Vibra on October 1, 2004. Loans totaling $42.9 million accrue interest at the rate of 10.25% per year and are to be paid over 15 years with interest only for the first three years and the principal balance amortizing over the remaining 12 year period. Loans totaling $6.2 million accrue interest at the rate of 10.25% per year. Vibra will pay fees of $1.5 million to the Company for transacting the leases and loans. The Company has determined that Vibra is a variable interest entity as defined by FIN 46-R. The Company has also determined that it is not the primary beneficiary of Vibra and, therefore, has not consolidated Vibra in the Company's consolidated financial statements. For the year ended December 31, 2004, Vibra has been the only tenant which is required to make payments under operating leases and loans from the Company.

The Company recorded intangible lease assets of $5,314,963 representing the estimated value of the Vibra leases which were entered into at the date the Company acquired the facilities. The Company recorded amortization expense of $166,713 and expects to recognize amortization expense of $354,324 in each of the next five years.

As security for the loans, each of the Vibra tenants and Vibra have granted the Company a security interest in their respective rights to receive payments, directly or indirectly, for any goods or services provided to any persons or entities; any records or data related to those rights; and all cash and non-cash proceeds resulting from those rights. As additional security, Vibra has pledged to the Company all of its interests in each of the tenants. One individual is the majority owner of Vibra, The Hollinger Group and Vibra Management, LLC. The owner of Vibra has pledged his interest in Vibra to secure the loans. In addition, The Hollinger Group and Vibra Management have guaranteed the loans. The owner of Vibra has also provided a $5 million personal guarantee.

4. Long-Term Debt and Loan Payable

In 2003, the Company entered into a loan agreement which provided for maximum borrowings of $300,000 if certain conditions were met by the Company. Borrowings under the agreement ($100,000 at December 31, 2003) accrued interest at 20% per annum and were due upon the earlier of (i) the third business day following the funding of the Company's private placement or (ii) March 29, 2004. During the first three months of 2004, the Company increased its borrowings on the loan to $300,000, which was paid in full in April 2004. Contemporaneous with the private placement, the Company issued to the lender a warrant to purchase up to 35,000 shares of the Company's common stock at a price per share equal to 93% of the price at which the Company's shares were offered to investors in the private placement. The warrant has been recorded in the consolidated balance sheet using the intrinsic value method as an addition to Additional Paid-in Capital and as additional interest expense at a value of $.70 per warrant ($10.00 per share private placement price less $9.30 exercise price per warrant) or a total of $24,500. The Company considers any differences which would result between the intrinsic method and another fair value method to not be material to the Company's financial position, results of its operations or its cash flows.

In December 2004, the Company received $56 million as part of a $75 million, three year term loan. In February 2005, the Company received the remaining $19 million of this loan. The loan requires monthly payments based on a 20 year amortization schedule and interest at the one month London Interbank Offered Rate (LIBOR) plus 300 basis points, which results in an interest rate of 5.42% at December 31, 2004. The loan is secured by the six Vibra facilities, which have a book value of $125.9 million, and requires the Company to meet financial coverage, ratio and total debt covenants typical of such loans.

In December 2004, the Company closed a $43.0 million loan with a bank to finance the construction of the Company's medical office building and community hospital development project in Houston, Texas. The loan carries a construction period term of eighteen months, with the option to convert the loan into a thirty month term loan thereafter with a twenty-five year amortization. The loan requires interest payments only during the initial eighteen month term, and principal and interest payments during the optional thirty month term. The loan is secured by mortgages on the development property. The loan bears interest at a rate of one month LIBOR plus 225 basis points (4.67% at December 31, 2004) during the construction period and one month LIBOR plus 250 basis points (4.92% at December 31, 2004) during the thirty month optional period. The Company has paid a commitment fee of one percent for the construction loan with an additional .25% percent fee due if the Company exercises the term loan option. Proceeds may be drawn down by periodically presenting to the lender documentation of construction and development costs incurred. The Company has not drawn down any proceeds from this loan as of December 31, 2004.

Maturities of long-term debt at December 31, 2004, are as follows:

2005	$ 2,566,663
2006	2,799,996
2007	50,633,341
Total	$56,000,000

5. Commitments and Contingencies

In June 2004, the Company began construction of a hospital and medical office building with an expected total cost of $63.4 million. The Company plans to fund this project with a combination of its own and borrowed funds. At December 31, 2004, the Company has funded $24.2 million of the cost which has been financed with funds from the April 6, 2004 private placement. The remaining commitment for construction and development contracts at December 31, 2004, totals $32.1 million.

Fixed minimum payments due under operating leases with non-cancellable terms of more than one year at December 31, 2004 are as follows:

2005	$ 275,106
2006	339,570
2007	346,158
2008	352,746
2009	359,334
Thereafter	2,133,005
Total	$3,805,919

A former consultant to the Company has made a claim for 2003 and 2004 consulting compensation under the terms of a now terminated consulting agreement with the Company. The Company disputes this claim and has made an offer of settlement based on the terms of the consulting agreement. The Company has made provision for the amount (which the Company has determined is not material to the consolidated financial statements) that it estimates is owed to the former consultant.

6. Equity Incentive Plan and Other Stock Awards

The Company has adopted the Medical Properties Trust, Inc. 2004 Amended and Restated Equity Incentive Plan (the Equity Incentive Plan) which authorizes the issuance of options to purchase shares of common stock, restricted stock awards, restricted stock units, deferred stock units, stock appreciation rights and performance units. As of December 31, 2004, the Company had reserved 791,180 shares of common stock for awards under the Equity Incentive Plan. The Equity Incentive Plan contains a limit of 300,000 shares as the maximum number of shares of common stock that may be awarded to an individual in any fiscal year.

Upon their election to the board in April, 2004, each of our original independent directors was awarded options to acquire 20,000 shares of our common stock. These options have an exercise price of $10.00 per option, vested one-third upon grant and the remainder will vest one-half on each of the first and second anniversaries of the date of grant, and expire ten years from the date of grant. The Company has determined that the exercise price of these options is equal to the fair value of the common stock because the options were granted immediately following the private placement of its common stock in April, 2004. Accordingly, the options have no intrinsic value as that term is used in SFAS No. 123, *Accounting for Stock-Based Compensation*. No other options have been granted.

	Shares	Exercise Price
Outstanding at January 1, 2004	—	—
Granted	100,000	$10.00
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2004	100,000	$10.00
Options exercisable at December 31, 2004	33,333	$10.00
Weighted-average grant-date fair value of options granted	$ 1.21	—

Options exercisable at December 31, 2004, are as follows:

Exercise Price	$ 10.00
Options Outstanding	100,000
Options Exercisable	33,333
Average Remaining Contractual Life (Years)	9.6

The Company follows APB No. 25 and related interpretations in accounting for the Plan. In accordance with APB 25, no compensation expense has been recognized for stock options. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the methods prescribed in SFAS No. 123, the Company's net income and income per share for the year ended December 31, 2004, would have been decreased by $67,000 and $0, respectively.

In addition to these options to purchase common stock, each independent director was awarded 2,500 deferred stock units in October 2004, valued by the Company at $10.00 per unit, which represent the right to receive 2,500 shares of common stock in October 2007. Beginning in 2005, each independent director will receive 2,000 shares of restricted common stock annually, which will be restricted as to transfer for three years. The Company has recognized expense in the amount of $125,000 for the deferred stock units awarded to its independent directors in 2004. The Company has also allocated 114,500 shares of restricted stock to be awarded to employees upon completion of its IPO.

The Company uses the Black-Scholes pricing model to calculate the fair values of the options awarded, which are included in the pro forma amounts above. The following assumptions were used to derive the fair values: an option term of four to six years; no estimated volatility; a weighted average risk-free rate of return of 3.63%; and a dividend yield of 1.00% for 2004.

7. Leasing Operations

For the properties purchased in July and August, 2004 (see Note 3), minimum rental payments due in future periods under operating leases which have non-cancelable terms extending beyond one year at December 31, 2004, are as follows:

2005	$ 14,343,635
2006	16,082,461
2007	16,484,523
2008	16,896,636
2009	17,319,052
Thereafter	188,238,038
Total	$269,364,345

The leases are with tenants engaged in medical operations in California (two facilities), Colorado, Kentucky, Massachusetts, and New Jersey. Each of the six lease agreements is for an initial term of 15 years with options for the tenant to renew for three periods of five years each. Lease payments are calculated based on the total acquisition cost (aggregating approximately $127,000,000) and an initial lease rate of 10.25%; the rate increases to 12.23% on the first anniversary of lease commencement and upon each January 1 thereafter escalates at a rate of 2.5%. At such time that the tenants' aggregate net revenue exceeds a certain level, the leases further provide that the tenants will pay additional rent of between 1% and 2% of total net revenue. All of the leases are cross-defaulted.

In addition, the Company is funding the acquisition and development costs for a community hospital and adjacent medical office building in Houston, Texas on land that is leased to the operator/tenant. During the development and construction period, the tenant is charged rent (construction period rent) based on the lease rates (which average 10.4%) and the amount funded, which aggregated $16,225,907 at December 31, 2004. The Company has recorded $757,787 of construction period rent as unbilled rent receivable and as deferred revenue as of December 31, 2004. Upon completion of development, the fixed lease term (15 and 10 years for the hospital and medical office building, respectively) will commence and any accrued construction period rent will be paid, with interest calculated at the lease rate, over the term of the respective lease. Upon completion, the Company will begin recognizing as rent revenue, using the straight-line method, all construction period rent recorded during the construction period. The Company expects to complete the construction of the hospital and the medical office building in October 2005 and August 2005, respectively.

8. Fair Value of Financial Instruments

	December 31, 2004		December 31, 2003	
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$97,543,677	$97,543,677	$ 100,000	$ 100,000
Interest receivable	419,776	419,776	—	—
Unbilled rent receivable	3,206,853	1,679,450	—	—
Loans	50,224,069	50,646,695	100,000	100,000
Long-term debt	56,000,000	56,000,000	—	—
Accounts payable and accrued expenses	10,903,025	10,903,025	1,389,779	1,389,779

9. Income Taxes

The following table reconciles the Company's net income as reported in its consolidated statement of operations prepared in accordance with generally accepted accounting principles with its taxable income under the REIT income tax regulations for the year ended December 31, 2004:

Net income as reported	$4,576,349
Less: Net income of the taxable REIT subsidiary	(63,905)
Net income from REIT operations	4,512,444
Unbilled rent receivable	(2,449,066)
GAAP depreciation and amortization in excess of tax depreciation	198,266
Expenses deductible in future tax periods	2,434,535
Other	289,759
Taxable income subject to REIT distribution requirements	$4,985,938

The Company paid distributions of $2,608,286 ($.10 per share) on October 10, 2004, and $2,869,115 ($.11 per share) on January 11, 2005. All of the October distribution and $755,546 of the January 2005, distribution will be subject to federal income taxes by the Company's stockholders in 2004. The remainder of the January, 2005, distribution will be subject to federal income taxes by the Company's stockholders in 2005. All of the distributions are taxable to the Company's shareholders at ordinary income federal tax rates.

10. Subsequent Events

On February 9, 2005, Vibra made a $7.8 million payment of principal and interest on its transaction fee and working capital loans from the Company. The payments left a $41.4 million loan payable to the Company by Vibra. The Company has no commitments to make additional loans to Vibra. In February, 2005, the Company purchased a community hospital for $28 million. The purchase price was paid from loan proceeds and from the proceeds of the Company's private placement. Upon closing the purchase of the hospital, the Company and the seller entered into a fifteen year lease of the hospital back to the seller, with renewal options for three additional five year terms.

11. Earnings Per Share

The following is a reconciliation of the weighted average shares used in net income (loss) per common share to the weighted average shares used in net income (loss) per common share — assuming dilution for the year ended December 31, 2004, and for the period from Inception (August 27, 2003) through December 31, 2003, respectively:

	2004	2003
Weighted average number of shares	19,308,511	1,630,435
Vested deferred stock units	2,322	—
Weighted average shares – basic	19,310,833	1,630,435
Common stock warrants	1,801	—
Weighted average shares – diluted	19,312,634	1,630,435

12. Related Parties

The Company's lead underwriter for its IPO and private placement is the largest stockholder, including shares owned directly and indirectly through funds it manages. In connection with services provided for its managing and underwriting of the private placement, the underwriter received approximately 261,000 shares of the Company's common stock. The Company also manages its cash and cash equivalents (approximately $96.1 million at December 31, 2004) through the underwriter.


MPT

Designed by Hodges & Associates | www.thehighroad.com



MPT Corporate Headquarters
The Urban Center at Liberty Park

Corporate Office

Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
(205) 969-3755 (205) 969-3756 fax
www.medicalpropertiestrust.com

Registrar and Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449
www.amstock.com

Executive Officers

Edward K. Aldag, Jr. | [illegible]
William G. McKenzie | Vice Chairman
R. Steven Hamner | Executive Vice President and Chief Financial Officer
Emmett E. McLean | Executive Vice President, Chief Operating Officer, Treasurer and Assistant Secretary
Michael G. Stewart | Executive Vice President, General Counsel and Secretary

Directors

Edward K. Aldag, Jr. | Chairman, President and Chief Executive Officer
William G. McKenzie | Vice Chairman
R. Steven Hamner | Executive Vice President and Chief Financial Officer
Robert E. Holmes, Ph.D. | Dean and Professor of Management at the University of Alabama at Birmingham Business School
G. Steven Dawson | Private Investor
Virginia A. Clarke | Partner and Head of the Real Estate Specialty Practi[illegible] Spencer Stuart
Bryan L. Goolsby | Managing Partner, Locke Liddell & Sapp LLP
L. Glenn Orr, Jr. | President and CEO of The Orr Group, LLC

Legal Counsel

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Birmingham, Alabama

Independent Registered Public Accounting Firm

KPMG LLP
Birmingham, Alabama

The Promise [OF AMERICA]

Henry Aldag followed his dream, and his love, to America. Emigrating from Germany in the 1920s at the ripe age of 18, he entered the country through Ellis Island, and then wandered the streets of New York until, miraculously, he reconnected with the love he had followed across the ocean – the young woman who would become my grandmother. He later spent 30 years with the New York Stock Exchange, not as a trader, but as a locksmith, working day by day for decades to unlock the promised land for his family.

How much he and others like him accomplished struck home this summer when our executive officers traveled to New York to celebrate the listing of Medical Properties Trust's stock on the New York Stock Exchange. Invited to ring the opening bell on August 3rd, we in turn invited our board members, wives and children to join us for the historic occasion. Twenty-six made the trip, including one five-year old and others still in high school, with each family paying its own way. I doubt that any of us will ever forget the experience.

Catherine Kinney, president of the Exchange, welcomed us and escorted us to the trading floor to meet Tony Cusanelli of Kellogg Specialists, whose job is to maintain an orderly market in our stock. There at his post, Tony delivered perhaps the most memorable economics lesson our children will ever learn – right where the action takes place.

Shortly before 9:30, the officers and directors were led up to the balcony overlooking the trading floor. At our feet stirred a sea of specialists waiting for their cue to begin a frenzied day. As I pushed the button to sound the opening bell, I thought about how dreams sometimes really do come true, and how families are connected to the best ones. And I imagined my grandfather standing there next to his great-great grandchildren, looking up into my face as his dream of the promised land was fulfilled again in us.

His brave generation kept the promise of America alive for the generations who would follow. And we at Medical Properties Trust must do the same. For we have a legacy of promises to keep...and other dreams to unlock.



Ed Aldag, Jr.
Grandson of Henry



Photo courtesy National Park Service Statue of Liberty National Monument

MPT

Medical Properties Trust

Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, Alabama 35242
205.969.3755 | www.medicalpropertiestrust.com
NYSE: MPW